Exhibit 99.1

July 6, 2016

Melrose Industries PLC

Proposed recommended acquisition of Nortek, Inc. at an offer price of $86 per Nortek Share

Today the Board of Melrose Industries PLC (“Melrose” or the “Company”) announces that it has reached agreement with Nortek, Inc. (“Nortek”) on the terms of a recommended proposal for Melrose to acquire, for cash, the issued and outstanding shares of Nortek (the “Nortek Shares”) (the “Acquisition”).

The Acquisition will be implemented principally by way of a cash tender offer to Nortek shareholders by Nevada Corp. (“MergerCo”), a wholly owned subsidiary of Melrose (the “Tender Offer”), followed by a merger of MergerCo with and into Nortek (the “Merger”).  The offer price of $86 per Nortek Share, net, in cash and without interest, values the issued and outstanding shares of Nortek at $1.436 billion (£1.101 billion(1)) with an enterprise value of $2.810 billion (£2.154 billion(1)). The offer price represents a premium of approximately 37.6% to the closing price of a Nortek Share on July 5, 2016 and approximately 81.3% to the average price of a Nortek Share in the six month period ending on July 5, 2016. The Nortek Board intends to recommend that holders of Nortek Shares tender their Nortek Shares to MergerCo pursuant to the Tender Offer.

In connection with the Acquisition, certain stockholders of Nortek have entered into Tender and Support Agreements which govern the conditions upon which such stockholders shall tender their Nortek Shares pursuant to the Tender Offer and obliging such stockholders to support the Tender Offer and the Merger. Such Tender and Support Agreements have been entered into by Melrose, MergerCo and stockholders affiliated with each of Ares Management LLC, Anchorage Advisor Management, L.L.C. and Gates Capital Management, Inc. (these shareholders own Nortek Shares amounting in aggregate to approximately 68.7% of the total share capital of Nortek as of July 5, 2016).

The Tender Offer is expected to commence by no later than July 11, 2016.  The completion of the Tender Offer is subject to the satisfaction (or waiver, where applicable) of a number of conditions, including:

•                  the approval by Melrose’s shareholders of the Acquisition for purposes of the United Kingdom Listing Authority listing rules and of Melrose’s rights issue in the United Kingdom and the admission of such rights to trading, nil paid, on the London Stock Exchange;

•                  the receipt of anti-trust clearance, or the expiry or termination of the applicable waiting period, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 in the U.S.;

•                  there being no material adverse change which occurs and is continuing in respect of Nortek; and

•                  there having been validly tendered (and not properly withdrawn) prior to the Tender Offer expiration date such number of Nortek Shares that represents more than 50% of the total share capital of Nortek as at the Tender Offer expiration date.

Melrose and Nortek have entered into an Agreement and Plan of Merger by and between Melrose, MergerCo and Nortek dated July 6, 2016 (the “Merger Agreement”) which provides that, should Nortek, after the date of the Merger Agreement but at or prior to 11:59 pm (New York time) on August 6, 2016, receive a superior proposal (being unsolicited and bona fide and in compliance with a non-solicit covenant), then, subject to, among other things, the ability of Melrose to amend its offer and the payment of a fee of $50.0 million by Nortek, Nortek may terminate the Merger Agreement.

Following the consummation of the Tender Offer, MergerCo shall, pursuant to the Merger Agreement and as soon as possible following the consummation of the Tender Offer, merge with and into Nortek, with Nortek surviving the Merger as an indirect wholly-owned subsidiary of Melrose. Pursuant to the Merger, each outstanding Nortek Share in issue immediately prior to completion of the Acquisition and not accepted for payment as part of the Tender Offer will be converted into a right to receive the offer price, without interest, subject to certain exceptions.

Melrose’s Chief Executive, Simon Peckham, said:

“Nortek is a high quality manufacturing business with over 90% of its turnover in North America and product penetration into 80% of US households. It serves attractive end markets at good points in their cycle, with strong brands and market positions. Nonetheless there remains solid potential for further improvement under Melrose’s guidance. Our ability to apply our industrial experience and investment expertise, as well as to liberate Nortek from its current capital structure will transform the prospects of the business. Our team is excited about getting to work to achieve these results as soon as possible.”

Melrose’s Chairman, Christopher Miller, added:

“This represents the next chapter in the Melrose story. Since formation we have created and returned over £2.8 billion of value to our shareholders and we believe that Nortek presents an excellent opportunity to build substantially on that track record.”

About Melrose

Melrose is a public limited company registered in England and Wales.  Its strategy is to purchase good manufacturing businesses with strong fundamentals whose performance can be improved. Melrose finances its acquisitions using a low level of leverage, improves the businesses by a mixture of investment and changed management focus, sells them and returns the proceeds to shareholders.  The principal business operated by Melrose’s trading subsidiaries is Brush. Brush Turbogenerators is the world’s largest independent manufacturer of electricity-generating equipment for the power generation, industrial, oil & gas and offshore sectors.

About Nortek

Nortek is a leading diversified global manufacturer of innovative air management, security, home automation and ergonomic and productivity solutions. Nortek is a corporation organised under the laws of the State of Delaware. Nortek’s common stock trades on the NASDAQ Global Market under the symbol “NTK”.

(1) Converted into pounds sterling at the exchange rate as at the Latest Practicable Date, being $1:£0.77.

Additional Information

This announcement is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any Nortek Shares.  The tender offer described herein has not yet been commenced.  On the commencement date of the tender offer, an offer to purchase, letters of transmittal and related documents will be filed with the United States Securities and Exchange Commission (SEC).  The solicitation of offers to buy Nortek Shares will only be made pursuant to the offer to purchase, the letters of transmittal and related documents. Nortek securityholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement that will be filed by Nortek regarding the tender offer when they become available as they will contain important information.  Nortek securityholders may obtain free copies of these statements (when available) and other documents filed with respect to the tender offer at the SEC’s website at www.sec.gov.  In addition, copies of the tender offer statement and related materials (when available) may be obtained for free by directing such requests to the information agent for the tender offer.  The solicitation/recommendation statement and related documents (when available) may be obtained by directing such requests to Nortek.

This announcement is for information purposes only and shall not constitute an offer to buy, sell, issue or subscribe for, or the solicitation of an offer to buy, sell, issue, or subscribe for, any securities in Melrose Industries PLC or any other entity.  No securities of Melrose Industries PLC have been or will be registered under the U.S. Securities Act of 1933 and such securities may not be offered or sold in the United States absent registration or an exemption from registration thereunder.

Forward Looking Statements

This announcement contains (or may contain) certain statements that are, or may deemed to be, forward-looking statements with respect to certain of Melrose’s current expectations and projections about future events. These statements, which sometimes use words such as “anticipate”, “believe”, “intend”, “estimate”, “expect”, “will”, “shall”, “may”, “aim”, “predict”, “should”, “continue”, “plan”, “project” and words of similar meaning and/or other similar expressions including their negative variations or comparable terminology that are predictions of or indicate future events and/or future trends, reflect the directors’ beliefs and expectations at the date of this announcement and involve a number of risks, uncertainties and assumptions that could cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statement.

Statements contained in this announcement regarding past trends or activities should not be taken as a representation that such trends or activities will continue in the future. The information contained in this announcement is subject to change without notice and, except as required by applicable law, neither Melrose nor any of the Representatives or their respective affiliates assumes any responsibility, obligation or undertaking to update, review or revise any of the forward-looking statements contained herein whether as a result of new information, future developments or otherwise. You should not place undue reliance on forward-looking statements, which speak only as of the date of this announcement.

Enquiries:

Montfort Communications	+44 (0) 203 514 0897
(PR Adviser to Melrose)
Nick Miles / Charlotte McMullen